UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9119
Report Date: April 1, 2001 to June 30, 2001



In the Matter of:
Central and South West Corporation
CSW Energy Services, Inc.

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW) pursuant to an order issued by the Securities and Exchange Commission (SEC) dated August 24, 1998 (HCAR 35-26910). This matter requires the filing of quarterly reports by CSW to the commission, concerning the business activities and financings carried out pursuant to the authorizations granted by this order, to contain the following information: (a) balance sheets and income statements for CSW Energy Services, Inc. (Services) as of the end of the reporting period covered; (b) a statement showing (i) revenues of Services derived from the EV Business (TotalEV) in the states comprising the Service Areas and (ii) revenues derived from the EV Business in all other states, both during the period covered and cumulatively;
(c) a description of expenditures and investments made by CSW and/or Services in EV Business activities, both during the period covered and cumulatively, including details in tabular form as to : (i) the amount(s) invested, the identity of all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arrangements, and a description of the activities being conducted, (ii) third party financing used to finance EV Business activities conducted by any entity in which CSW and/or Services has a direct or indirect ownership interest and (iii) financing obtained by CSW and/or Services in order to engage in EV Business activities; (d) a description of any state utility commission findings concerning EV Business activities or related transactions, and (to be filed as exhibits) copies of all applications to, and orders issued by, such commissions pertaining to EV Business activities or related transactions; and (e) a narrative description of Services' EV Business activities during the reporting period, including but not limited to, narrative information relating to all EV Business related contracts (i) with unrelated parties and (ii) between or among CSW system companies; and, provided further, that no later than August 15th of each year, Applicants will file balance sheets for Services as of June 30th of that year and income statements for Services for the six-month period ending June 30th of the year. This report covers the period from April 1, 2001 through June 30, 2001.

The requested information for the reporting period April 1, 2001 through June 30, 2001, is as follows:

a) Services balance sheet as of June 30, 2001 and income statements for the six months ended June 30, 2001 are attached as Exhibit 1 which is being filed confidentially under Form SE.

b)       i.    Revenue derived from states within the service area:
               For the reporting period ended June 30, 2001:    $183,908
               Inception to date:            $1,893,142

ii.      Revenue derived from states outside of the service area:
               For the reporting period ended June 30, 2001: $1,209,949
               Inception to date:            $7,045,282


c) Description of expenditures and investments made by CSW and/or Services in the EV business for the reporting period ended June 30, 2001 and, inception to date, are attached in Exhibit 2.

d)       State Commission findings concerning EV Business activities:  None

e) Description of Services EV Business activities during the reporting period:

                           "CSW Total EV commenced its business of distributing
                  electric bicycles and related products following SEC approval in late August of 1998. Through the second quarter of 2001, Total EV has placed some 21,000 environmentally-friendly e-bike products into the market place since its inception. Approximately 800 independent bicycle shops across the United States are retailing electric bicycles, scooters, and related products distributed by Total EV.

                        At the close of the second quarter of 2001, Total EV has
                  agreements to distribute electric bikes, electric scooters and related products with 12 manufacturers and re-sellers: Prima (electric bicycles); Worksman Cycles (electric industrial trikes); EV Global Motors (electric bikes); Currie Technologies (electric bikes, scooters and conversion kits); Montaque Bicycles (electric folding bicycles); Bikit (conversion kits and electric scooters); The Electric Transportation Company (electric bicycles, electric folding bikes and electric scooters); Merida Bicycles (electric bicycles); EV Rider (electric scooters); Motorad of North American (electric scooters); Heinzmann Motors (electric bikes and conversion kits); Sunpex Industries (electric scooters); and HCF (electric scooters). No contracts are in place with any other unrelated parties or among AEP system companies."







                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on its behalf on this 14th day of August 2001.

                                Central and South West Corporation
                                 CSW Energy Services, Inc.

                                /s/     Armando Pena
                                        Armando Pena
                                        Treasurer






































                                INDEX TO EXHIBITS






Exhibit
Number                                      Exhibit


1 Balance sheet as of June 30, 2001 and income statement for the six months ended June 30, 2001 are filed confidentially under Form SE.


2 Description of expenditures and investments made by CSW and/or Services in the EV
          Business for the reporting period ended June
          30, 2001 and inception to date.

Central and South West Corporation                       EXHIBIT 2
File No:  70-9119                                      Page 1 of 2
Report For Period:  April 1, 2001  to June  30, 2001


C) Description of investments and expenditures made by CSW and/or Services in the EV Business:

    (i) Identify all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arragements, and a description of the activities being conducted:

        INVESTMENTS
        a) For the reporting period ending:              June  30, 2001

           Parties Investing   Percentage of  Services'     Description of
                                                            Activities being
                               Investment     Investment    Conducted
           ------------------  -------------- -----------  ------------------
           NONE                   0%           $ -          N/A




        b) For the cumulative period ending:             June  30, 2001

          Parties Investing     Percentage of  Services'     Description of
                                                             Activities being
                                Investment     Investment    Conducted
          ------------------  --------------  -----------  ----------------
           NONE                   0%           $  -          N/A






        EXPENDITURES

        a) For the reporting period ending:              June  30, 2001

        Parties Investing    Percentage of      Services'        Description of
                                                                Activities being
                             Investment         Investment       Conducted
        ------------------ --------------     --------------- -----------------
           NONE               0%               $  -               N/A





        b) For the cumulative period ending:             June  30, 2001

      Parties Investing     Percentage of      Services'         Description of
                                                                Activities being
                            Investment         Investment        Conducted
      -------------------  --------------     ---------------  -----------------
           NONE               0%              $   -              N/A

Central and South West Corporation             EXHIBIT 2
File No:  70-9119                             Page 2 of 2
Report For Period: April  1, 2001  to June  30, 2001


    Item C (cont'd)


    (ii)  Third party financing used to finance EV Business activities:

          a)   For the reporting period ending:               June 30, 2001

                            Amount                Purpose of
   Name of Third party     Financed                Financing
  -------------------- -------------------   ----------------------
   NONE                   $       -                   N/A


          b)   For the cumulative period ending:              June 30, 2001

                          Amount                  Purpose of
   Name of Third party   Financed                  Financing
   -------------------- -----------------      -------------------
    NONE                  $       -                   N/A




    (iii) Financing obtained by CSW and/or Services in order to engage in EV Business activities:

               The EV Business is totally financed through a combination of internally generated funds and short-term debt by the parent company, Central and South West Corporation.